UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO-ACT

DIVISION OF
INVESTMENT MANAGEMENT

ACT Securities Exchange Act of 1934
SECTION 14
RULE 14a-8
PUBLIC
AVAILABILITY Public

[redacted]

12000186

PUBLIC

March 21, 2012

Response of the Office of Disclosure and Review
Division of Investment Management

Re: Guggenheim Enhanced Equity Strategy Fund
Incoming letter dated December 14, 2011

The proposal relates to trustee eligibility.

There appears to be some basis for your view that the Fund may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission which the Fund asserts.

Sincerely,

Kimberly A. Browning

Kimberly A. Browning
Senior Counsel

cc: Mr. Luke E. Simms

Attachment

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

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December 29, 2011

BY EMAIL (IMshareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

RE: Response of Guggenheim Enhanced Equity Strategy Fund to Letter from Luke E. Sims

Ladies and Gentlemen:

We are writing on behalf of our client, Guggenheim Enhanced Equity Strategy Fund (the "Fund"), in response to the letter submitted by Luke E. Sims (the "Proponent"), dated December 20, 2011 (the "December 20 Sims Letter"), relating to the shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in the proxy materials (the "Proxy Materials") to be distributed by the Fund in connection with its 2012 annual meeting of shareholders (the "Annual Meeting").

As further discussed in our letter dated December 14, 2011 (the "No-Action Request Letter"), the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has consistently concluded that the burden of establishing proof of beneficial stock ownership is on the proponent, and if a proponent does not provide documentary support evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Verizon Communications Inc.* (January 12, 2011). Proponent claims in the December 20 Sims Letter that "implicit" in the November 4, 2011 Charles Schwab letter is a statement that there were no other transactions during the period covered. Proponent also reasons that based on historical share price, it should be "obvious" that Proponent satisfies the beneficial holding requirement. However, each of the October 13, 2011 Charles Schwab letter and November 4, 2011 Charles Schwab letter fails to contain the written statement required by Rule 14a-8(2)(i) (specifically, in neither letter does the statement by Schwab include that date as of which ownership is verified, the amount of shares owned or the length of the period over which continuous ownership was maintained); rather, each letter lists purchase and sale transactions in Fund shares, akin to brokerage statements, which the

Staff has repeatedly stated is insufficient proof of the requisite stock ownership under Rule 14a-8(b)(1). See, e.g., *General Motors Corporation* (April 5, 2007) (account summary insufficient verification of continuous ownership); *General Electric Company* (January 16, 2007) (brokerage statement insufficient to prove continuous ownership); *AT&T Corp.* (January 24, 2001) (stockholder's own statements regarding continuous beneficial ownership insufficient, even when coupled with brokerage statements). Regardless of whether the Proponent has or has not in fact maintained sufficient share ownership, the Proponent has failed to provide evidence thereof in the manner and within the time period required by Rule 14a-8(b)(1). Therefore, the Fund believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(f).

Also as further discussed in the No-Action Request Letter, the Staff has repeatedly determined that proposals that would disqualify nominees for election at the annual meeting may be excluded pursuant to Rule 14a-8(i)(8). Proponent claims in the December 20 Sims Letter that the Proposal is precatory and therefore not excludable pursuant to Rule 14a-8(i)(8). As noted in the No-Action Request Letter, however, a precatory proposal that would, if implemented, have the effect of disqualifying nominees for election at the upcoming shareholder meeting may be excluded pursuant to Rule 14a-8(i)(8). Several of the no-action letters referenced in the No-Action Request Letter related to precisely such proposals. See *Washington Mutual, Inc.* (February 20, 2007) (proposal calling on the board to implement requirements for board independence); *Peabody Energy Corp.* (March 4, 2005) (proposal urging the board to adopt a policy of nominating "independent directors"); *Raytheon Co.* (March 9, 1999) (proposal requesting board to take actions to require a seventy percent majority of independent directors); *General Dynamics Corp.* (March 25, 1992) (proposal requesting board amend by-laws to provide for board of majority of "independent directors"); *Tribune Co.* (March 7, 1991) (proposal to recommend board implement independence requirements).

Proponent also claims in the December 20 Sims Letter that the Proposal (i) has no implementation deadline and (ii) is not aimed at the existing Trustees standing for reelection at the Annual Meeting. Proponent states that the Proposal is meant to affect only those nominees standing for election after the Board amends the By-Laws as requested. However, the Proposal itself contains no language that would limit its applicability to future meetings and if implemented immediately upon its adoption could apply immediately to nominees standing for election at the Annual Meeting. The Staff has repeatedly concluded that a proposal that could disqualify nominees at the upcoming annual meeting may be permissible only if drafted in order to explicitly apply only to nominees for director at meetings subsequent to the annual meeting in question. For example, in each of the no-action letters cited in the previous paragraph, the proposal at issue did not explicitly specify when such proposal would become effective and was deemed to potentially disqualify nominees for election at the upcoming shareholder meeting and therefore was excludable under Rule 14a-8(i)(8).

Proponent also claims in the December 20 Sims Letter that the Proposal would not be an "absolute bar" to any existing Trustees standing for reelection at the Annual Meeting because such Trustees could resign from each other fund in the Guggenheim Funds fund complex in order to qualify for reelection. The mere fact that the nominees impacted by the Proposal could theoretically re-order their affairs so as to comply with the requirements put forth by the Proposal does not mean that the Proposal would not have the effect of disqualifying nominees for election at the Annual Meeting. The Staff has consistently determined that such proposals may be excluded pursuant to Rule 14a-8(i)(8) without regard to whether it was possible for the existing directors to take actions to comply with the new requirements sought to be established by such proposal. This has been true of numerous proposals in which compliance with the new requirements would have been far simpler than resigning from dozens of other trustee positions, such as acquiring additional shares of the company. See, e.g. *Adams Express Company* (December 28, 2000) (proposal to require directors to hold at least 1,000 company shares); *Competitive Technologies, Inc.* (October 7, 1998) (proposal that each director own at least 5,000 company shares and at least 10,000 shares within two years); *Dominion Resources, Inc.* (February 15, 1991) (proposal that director nominees own at least 2,000 company shares). Therefore, the Fund believes that the Proposal may be omitted from the Proxy Materials pursuant to 14a-8(i)(8).

For the reasons stated herein and in the No Action Request Letter, the Fund believes that the Proposal may be omitted from the Proxy Materials and we respectfully request that the Staff concur that it will take no action if the Fund excludes the Proposal from its Proxy Materials. Should the Staff desire any additional information in support of the Fund's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (212) 735-3406.

Very truly yours,

Michael K. Hoffman
Skadden, Arps, Slate, Meagher & Flom LLP

cc: Kevin M. Robinson
Chief Executive Officer and Chief Legal Officer

Luke E. Sims

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
foley.com

lsims@foley.com EMAIL

CLIENT/MATTER NUMBER
035479-0101

December 20, 2011

By E-mail: IMshareholderproposals@sec.gov

U. S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street N.E.
Washington, D.C. 20549

Re: Guggenheim Enhanced Equity Strategy Fund ("Fund" or "GGE")
2012 Annual Meeting of Shareholders
Proposal of Luke E. Sims

Ladies and Gentlemen:

I am the proponent of the subject shareholder proposal ("Shareholder Proposal").

For the reasons identified in this letter, I disagree with the analysis and conclusions of the Fund and its legal counsel in seeking to exclude the Proposal from the Fund's Proxy Statement for its 2012 annual meeting of shareholders (the "2012 Meeting").

The Fund asserts four (4) separate rationales (as identified on Page 3 of the Fund's no-action letter request, dated December 14, 2011) for seeking to exclude the Proposal. I have included as Exhibit 1 a copy of such Page 3, and have identified each of the Fund's separate rationales by alphabetical letters from A to D for ease of identification and discussion. This letter responds to each asserted rationale separately below.

A. The Fund asserts that I haven't complied with the Rule 14a-8 requirement with respect to beneficial ownership of Fund shares of common stock.

Attached as Exhibit 2 is the 11/04/11 letter from Charles Schwab & Co., Inc. ("Schwab") which has been marked to show my cumulative continuous ownership of Fund shares.

The Schwab 11/04/11 letter of continuous ownership reflects all purchases and/or sales of Fund shares in the subject account from my first purchase on February 16, 2010 (02/16/10) through to October 19, 2011 (10/19/11) and November 3, 2011 (11/03/11), respectively. (The May 16, 2011 (05/16/11) date is shown as a separate entry to reflect GGE's corporate name change). Implicit in this 11/04/11 Schwab letter is that there were no other transactions.

During the period from 02/16/10 through 11/04/11 (which is more than the 1-year period through October 19, 2011, contemplated by Rule 14a-8), my beneficial ownership of Fund shares was never less than 2,300 shares. Yahoo Finance reports that during the 1-year period ending

10/19/11, Fund shares never closed below $13; therefore, it should be obvious that I satisfy the beneficial ownership requirement of Rule 14a-8. (Note that even the 11/04/11 letter from Schwab indicates that it is confirming "continuous" ownership of Fund shares during the referenced time period.)

B. The Fund asserts that the Proposal "would disqualify Trustees who have been nominated by the Board of Trustees to stand for reelection" at the 2012 Annual Meeting. This assertion is contrary to fact and to law.

The Fund's no-action letter request properly cites the SEC's Exchange Act Release 34-62764 (August 25, 2010, but effective September 20, 2011) (the "2010 Release") as the controlling authority for the interpretation of certain aspects of Rule 14a-8. As the 2010 Release notes, a company is permitted to exclude a shareholder proposal if it has one of the following effects:

- would disqualify a nominee who is standing for election;
- would remove a director from office before his or her term expired;
- questions the competence, business judgment, or character of one or more nominees or directors;
- nominates a specific individual for election to the board of directors, other than pursuant to Rule 14a-11, an applicable state law provision, or a company's governing documents; or
- otherwise could affect the outcome of the upcoming election of directors.

The 2010 Release clarified the applicable rules with respect to when a shareholder proposal in this area could be excluded; therefore, any earlier SEC no-action letter advice has to be considered against that framework.

It should be obvious that the Proposal does not:

(i) disqualify a nominee standing for election (since the Proposal by its terms only relates to future nominees nominated after the Board adopts the proposed By-law amendment);

(ii) remove a director from office before his or her term expired (since the Proposal only affects future nominations for Trustee after the Board adopts the proposed By-law amendment);

(iii) question the competence, business judgment, or character of one or more nominees or directors (since the Proposal doesn't discuss any of these issues);

(iv) nominate a specific individual for election to the Board (since the Proposal doesn't identify any specific individual);

(v) otherwise affect the outcome of the upcoming election of Trustees at the 2012 Annual Meeting (because the Proposal only affects future nominees nominated after the Board adopts the proposed By-law amendment).

1. The Proposal is precatory in nature; it doesn't require the Fund's Board of Trustees ("Board") to do anything.

2. The Proposal doesn't have any time deadline or requirement under which the Board is being asked to take action. Therefore, nothing included in the Proposal has any impact on any nominee for election at the upcoming 2012 Meeting.

3. The Proposal is directed at nominees for election as Trustee after the By-laws are amended. It does not impact any then serving validly-elected Trustee.

4. Even if the By-law change contemplated by the Proposal were adopted by the Board, there would be no absolute bar to any existing Trustee being renominated and/or reelected. It might require a nominee for Trustee to resign from other Guggenheim registered investment companies (in order to satisfy the limit on allowable trusteeships and/or directorships), but it wouldn't have any impact on such individuals' role or prospective role *with the Fund*.

C. As its third rationale for excluding the Proposal, the Fund asserts that the Proposal questions the business judgment of the Trustees.

The Proposal seeks to have the Board adopt an additional standard for determining Trustee independence. Everyone presumably agrees that "independent" Trustees are a worthwhile goal (note the SEC requirements, as well as the New York Stock Exchange standards). The Proposal merely requests that the Fund's Board adopt an additional standard.

To the extent that the Fund has asserted that I may stand for election as a nominee for Trustee at the 2012 Meeting, I can put that assertion to rest. I have no present intention of being a nominee for election as Trustee at the Fund's 2012 Annual Meeting.

The Fund's no-action letter request glosses over the distinction between the Proposal (which is neutral on its face) and the related supporting statement ("Supporting Statement"). The Fund objects to some of the language in the Supporting Statement.

The Staff seeks to have the proponent omit objectionable (or arguably objectionable) language under a seven (7) calendar day time requirement. See, e.g., *H+Q Life Sciences Investors* (February 4, 2011) and *The Adams Express Company* (January 26, 2011). Rather than prolong this disagreement, I am amenable to revising the Proposal consistent with the enclosed Exhibit 3.

D. The Fund's final attack on the Proposal is that it is materially false and misleading.

The Fund fails to identify any statement in the Proposal that is "false" or "misleading". To the extent that the Fund believes that a shareholder might be confused with respect to how much a Trustee is paid by the Fund (as opposed to the Guggenheim family of mutual funds), then the Fund can clarify this point in its Proxy Statement.

The Fund's assertion that Guggenheim Fund's Investment Advisors, LLC ("Guggenheim Advisors") is not responsible for the Fund's investment performance because it has retained a subadvisor is contrary to law and the Fund's shareholder-approved investment advisory agreement ("Advisory Agreement") attached to the Fund's 2009 proxy statement. Guggenheim Advisors cannot disclaim ultimate responsibility for investment performance. Item 2 of the Advisory Agreement expressly provides that Guggenheim Advisors is responsible, notwithstanding the use of a subadvisor.

A fair reading of the Proposal will fail to find any "false" or "misleading" statements. Moreover, my proposed changes (see C. above) should help to alleviate the Fund's concerns.

If you have any questions or would like to discuss any of these issues, please call me at (414) 530-5680.

Very truly yours,

Luke E. Sims

Enclosures: Exhibits 1-3

cc: Michael K. Hoffman (Skadden, Arps) (w/enc.)[Email: michael.hoffman@skadden.com]
Mark E. Mathiasen (w/enc) [Email: Mark.Mathiasen@guggenheimfunds.com]

EXHIBIT 1

> This proposal seeks to create truly independent Trustees. We deserve Trustees who put our interests as shareholders first and foremost. Unless we have Trustees who are looking out for shareholders, our Fund is likely to continue to suffer from poor investment performance and from management that continues to subordinate shareholders' interests to its own personal interests.

II. Summary

We hereby respectfully request that the Staff concur in the Fund's view that it may exclude the Proposal from the Proxy Materials pursuant to:

(A)
- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency;

(B)
- Rule 14a-8(i)(8)(i) because the Proposal would disqualify Trustees who have been nominated by the Board of Trustees to stand for reelection at the Annual Meeting;

(C)
- Rule 14a-8(i)(8)(iii) because the Proposal questions the business judgment of Trustees who have been nominated by the Board of Trustees to stand for reelection at the Annual Meeting; and

(D)
- Rule 14a-8(i)(3) because the Proposal contains materially false or misleading statements and is therefore contrary to Rule 14a-9.

III. Bases for Exclusion

A. The Fund May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

EXHIBIT 2

SCHWAB

November 4, 2011

Account #: ****-*539
Questions: (877)589-0790 ex 48148

Luke Sims
c/o Sims Capital Management Llc
205 E Wisconsin Ave Ste 120
Milwaukee, WI 53202

Verification of Ownership of Guggenheim Enhanced (GGE)

Dear Luke Sims,

Please accept this letter as verification of continuous ownership for the following securities:

Claymore Div & Income, Cusip 18385J105	CUMULATIVE OWNERSHIP
02/16/10 Buy 1000.00shares $12,988.95	1,000
03/30/10 Buy 1800.00shares $25,280.95	2,800
04/09/10 Buy 2400.00shares $34,202.37	5,200
04/09/10 Buy 2100.00shares $29,929.18	7,300
12/16/10 Sell 1100.00shares $16,123.55	6,200
12/16/10 Sell 200.00shares $ 2,931.35	6,000
12/16/10 Sell 1700.00shares $24,899.51	4,300
12/16/10 Sell 33.00shares $ 483.29	4,267
12/16/10 Sell 1967.00shares $28,807.26	2,300
03/07/11 Buy 300.00shares $ 4,727.39	2,600
03/07/11 Buy 700.00shares $11,032.26	3,300
03/07/11 Buy 1200.00shares $18,905.37	4,500
03/07/11 Buy 800.00shares $12,602.78	5,300

Name Change from Claymore Div & Income to Guggenheim Enhanced
05/16/11 5300.00 shares
As of close of business on 10/19/2011: 5,300.00 shares $79,606.00
As of close of business on 11/03/2011: 5,300.00 shares $82,892.00

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only and is not an official record. All expressions of opinion directly or indirectly are subject to change without notice. For tax purposes, please refer to your account statements and confirmations as this information is not intended to be a substitute for specific individualized tax, legal or investment planning advice. Where specific advice is necessary or appropriate, Schwab recommends consultation with a qualified tax advisor, CPA, Financial Planner or Investment Manager.

(Continued on Next Page)

©2011 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 11/11 SGC31322-18

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)589-0790 ex 48148.

Sincerely,

Brendan Mcvoy

Brendan Mcvoy
SOS Den Team B
9401 E. Panorama Cir
Englewood, CO 80112

©2011 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 11/11 SGC31322-18

EXHIBIT 3

PROPOSAL:

RESOLVED, that the shareholders of Guggenheim Enhanced Equity Strategy Fund ("GGE" or "Trust") here request that the Board of Trustees amend the By-laws to add a new Section 2.5 reading as follows: "Section 2.5. Independence of Trustees. Disregarding any role as a Trustee of the Trust, each nominee for Trustee shall not be a trustee or director of more than two (2) other investment companies registered under the Investment Company Act of 1940, as amended."

SUPPORTING STATEMENT:

Fellow Shareholders:

Fund performance has been dismal, cratering Fund net assets to less than $100 million from $1.0 billion in 2008. Since its inception in 2004, the GGE share price (adjusted for its reverse stock split) has fallen approximately 85%.

The current Trustees are responsible for this debacle; Guggenheim Funds Investment Advisors, LLC ("Guggenheim") led the Fund to the massive loss. The Trustees are responsible for overseeing the Fund. Guggenheim, as the Fund's investment advisor, is responsible for the investment performance, per GGE's shareholder-approved investment advisory contract.

~~The Fund's poor performance is due to mismanagement and inaction by our Trustees.~~ Some facts to bear in mind:

1. The Fund has a 1-star rating from Morningstar, the lowest possible rating. This reflects the Fund's abysmal investment performance.

2. Fund shares trade at a significant discount from net asset value ("NAV"). Despite having authority to repurchase GGE shares at a significant discount from NAV (thus benefiting shareholders),our Trustees have never exercised this authority. Rather than directly reducing the discount by repurchasing shares at a discount to NAV, Trustees have implemented a higher distribution policy, hoping to reduce the discount indirectly (and, to date, unsuccessfully).

3. Each of our Trustees is also a trustee or director of not less than 48 other Guggenheim funds, and each receives not less than $212,125 in annual compensation (except our two new Trustees whose compensation only reflects a partial year). ~~Should it come as a surprise to you that our Trustees put Guggenheim's interests above ours?~~

4. Fund Trustees have zero or minimal ownership in Fund shares. Per Securities and Exchange Commission filings, our Trustees own, in the aggregate, less than 1,000 Fund shares, with a market value of less than $15,0000. Three (3) Trustees own absolutely no shares. ~~Without "skin in the game", it isn't surprising that our Trustees have little interest in the Fund's investment performance or our interests as shareholders.~~

This proposal seeks to create truly independent Trustees. We deserve Trustees who put our interests as shareholders first and foremost. Unless we have Trustees who are looking out for shareholders, our Fund is likely to continue to suffer from poor investment performance~~ and~~

~~from management that continues to subordinate shareholders' interests to its own personal interests~~.

# #

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

December 14, 2011

BY EMAIL (IMshareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

RE: Guggenheim Enhanced Equity Strategy Fund
2012 Annual Meeting
Omission of Shareholder Proposal of Luke E. Sims

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Guggenheim Enhanced Equity Strategy Fund (the "Fund"), to request that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Fund's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Luke E. Sims (the "Proponent") for inclusion in the proxy materials (the "Proxy Materials") to be distributed by the Fund in connection with its 2012 annual meeting of shareholders (the "Annual Meeting").

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent simultaneously to the Proponent as notice of the Fund's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The text of the Proposal, including the supporting statement, is reprinted below as it was submitted to the Fund:

PROPOSAL:

RESOLVED, that the shareholders of Guggenheim Enhanced Equity Strategy Fund ("GGE" or "Trust") hereby request that the Board of Trustees amend the By-laws to add a new Section 2.5 reading as follows: "Section 2.5.

Independence of Trustees. Disregarding any role as a Trustee of the Trust, each nominee for Trustee shall not be a trustee or director of more than two (2) other investment companies registered under the Investment Company Act of 1940, as amended."

SUPPORTING STATEMENT:

Fellow Shareholders:

Fund performance has been dismal, cratering Fund net assets to less than $100 million from $1.0 billion in 2008. Since its inception in 2004, the GGE share price (adjusted for its reverse stock split) has fallen approximately 85%.

The current Trustees are responsible for this debacle; Guggenheim Funds Investment Advisors, LLC ("Guggenheim") led the Fund to the massive loss. The Trustees are responsible for overseeing the Fund. Guggenheim, as the Fund's investment advisor, is responsible for the investment performance, per GGE' s shareholder-approved investment advisory contract.

The Fund's poor performance is due to mismanagement and inaction by our Trustees. Some facts to bear in mind:

1. The Fund has a l-star rating from Morningstar, the lowest possible rating. This reflects the Fund's abysmal investment performance.

2. Fund shares trade at a significant discount from net asset value ("NAV"). Despite having authority to repurchase GGE shares at a significant discount from NAV (thus benefiting shareholders), our Trustees have never exercised this authority. Rather than directly reducing the discount by repurchasing shares at a discount to NAV, Trustees have implemented a higher distribution policy, hoping to reduce the discount indirectly (and, to date, unsuccessfully).

3. Each of our Trustees is also a trustee or director of not less than 48 other Guggenheim funds, and each receives not less than $212,125 in annual compensation (except our two new Trustees whose compensation only reflects a partial year). Should it come as a surprise to you that our Trustees put Guggenheim's interests above ours?

4. Fund Trustees have zero or minimal ownership in Fund shares. Per Securities and Exchange Commission filings, our Trustees own, in the aggregate, less than 1,000 Fund shares, with a market value of less than $15,000. Three (3) trustees own absolutely no shares. Without "skin in the game", it isn't surprising that our Trustees have little interest in the Fund's investment performance or our interests as shareholders.

This proposal seeks to create truly independent Trustees. We deserve Trustees who put our interests as shareholders first and foremost. Unless we have Trustees who are looking out for shareholders, our Fund is likely to continue to suffer from poor investment performance and from management that continues to subordinate shareholders' interests to its own personal interests.

II. Summary

We hereby respectfully request that the Staff concur in the Fund's view that it may exclude the Proposal from the Proxy Materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency;
- Rule 14a-8(i)(8)(i) because the Proposal would disqualify Trustees who have been nominated by the Board of Trustees to stand for reelection at the Annual Meeting;
- Rule 14a-8(i)(8)(iii) because the Proposal questions the business judgment of Trustees who have been nominated by the Board of Trustees to stand for reelection at the Annual Meeting; and
- Rule 14a-8(i)(3) because the Proposal contains materially false or misleading statements and is therefore contrary to Rule 14a-9.

III. Bases for Exclusion

A. The Fund May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

On October 19, 2011, the Proponent submitted the Proposal to the Fund via email and first class mail and provided a letter from Charles Schwab, dated October 13, 2011 (the "First Schwab Letter"). A copy of the Proponent's letter, including the Proposal and the First Schwab Letter, is attached hereto as Exhibit A. The First Schwab Letter purported to be "verification of continuous ownership for the following securities" and listed various purchase and sale transactions in shares of the Fund. The most recent date as of which the number of shares of the Fund owned by Proponent was stated in the First Schwab Letter was May 16, 2011, on which date the Proponent owned 5,300 shares of the Fund.

After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on October 28, 2011, the Fund sent a letter to the Proponent via Federal Express (the "Deficiency Notice") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of Fund shares continuously for at least one year prior to the date of submission of the Proposal. The Deficiency Notice also advised the Proponent that such written statement had to be submitted to the Fund within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Notice included a copy of Rule 14a-8. A copy of the Deficiency Notice is attached hereto as Exhibit B.

On November 14, 2011, in response to the Deficiency Notice, the Proponent sent an email to the Fund and attached to that email a letter from Charles Schwab, dated November 4, 2011 (the "Second Schwab Letter"). The Second Schwab Letter again purported to be "verification of continuous ownership for the following securities" and again listed various purchase and sale transactions in shares of the Fund. The Second Schwab Letter also indicated the number of shares of the Fund owned by Proponent on October 19, 2011 and November 3, 2011. A copy of the Second Schwab Letter is included in the materials attached hereto as Exhibit C.

The First Schwab Letter failed to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of the Fund's shares from October 19, 2010 (one year prior to the date of submission) through October 19, 2011 (the date of submission). The First Schwab Letter does not make any such statement. While it purports to represent "verification of continuous ownership for the following securities," the Fund is unable to reconcile that statement with the fact that listed under "the following securities" are shares of the Fund both purchased and sold by Proponent in the prior twelve months. Furthermore, the First Schwab Letter does not state for what period "continuous ownership" is being confirmed and the most recent date as of which the number of shares of the Fund owned by Proponent is listed was May 16, 2011, which was four months prior to the date on which the Proposal was submitted.

In Section C.1.c.(3) of SLB 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Even if the First Schwab Letter were to be interpreted in the manner most favorable to the Proponent (i.e. that the First Schwab Letter represented verification of one year of continuous ownership of at least $2,000 as of the date of the First Schwab Letter), the First Schwab Letter suffers from precisely the defect described in the example above, and therefore fails to provide the proper ownership information required under Rule 14a-8(b). The First Schwab Letter was dated October 13, 2011, whereas the date of the Proponent's submission of the Proposal was October 19, 2011. The First Schwab Letter therefore fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the Proposal.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Verizon Communications Inc.* (January 12, 2011). The broker's letter in *Verizon Communications* verified ownership for a period ended one day prior to the date on which the proposal was submitted and, accordingly, failed to demonstrate continuous ownership of the required shares for a period of one year as of the time the shareholder proposal was submitted. See also *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended 14 days prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); *Union Pacific Corporation* (March 5, 2010) (broker's letter dated two days before date of submission did not verify continuous ownership for the requisite period); *Microchip Technology Incorporated* (May 26, 2009) (broker's letter dated five days before proposal submission); *The Home Depot, Inc.* (February 19, 2009) (broker's letter dated 28 days before proposal submission); *McGraw Hill Companies, Inc.* (January 28, 2008) (broker's letter dated three days before proposal submission); *International Business Machines Corp.* (December 7, 2007) (broker's letter dated four days before proposal submission); and *Exxon Mobil Corporation* (March 1, 2007) (broker's letter dated six days before proposal submission).

The Second Schwab Letter also fails to satisfy the requirements of Rule 14a-8(b). As stated above, pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of the Fund's shares from October 19, 2010 (one year prior to the date of submission) through October 19, 2011 (the date of submission). The Second Schwab Letter, dated November 4, 2011, does not make any such statement, and suffers from the same fatal ambiguities as the First Schwab Letter. While the Second Schwab Letter purports to represent "verification of continuous ownership for the following securities" it again lists under "the following securities" shares of the Fund both purchased and sold by Proponent in the prior twelve months. The Second Schwab Letter also states the number of shares of the Fund owned by Proponent on October 19, 2011 and November 3, 2011. However, the Second Schwab Letter does not indicate for what period "continuous ownership" is being verified or as of what date such statement is being made.

The Staff has previously granted relief under Rule 14a-8(f) and Rule 14a-8(b) where a proof of ownership letter stated that the requisite number of shares was held as of the date on which the proposal was submitted, but the proof of ownership separately stated that the requisite number of shares were continuously held for one year (without including an "as of date") and the date of the proof of ownership letter differed from the date on which the proposal was submitted. See *The Home Depot, Inc.* (February 5, 2007) (proof of ownership letter dated November 7, for proposal submitted on October 19, stated that the minimum number of shares was held as of October 19 and that the minimum number of shares had been held continuously for the past year); *Halliburton Company* (March 10, 2003) (proof of ownership letter, with a date that was different from the date on which the proposal was submitted (November 19), stated that the minimum number of shares was held as of November 19 and that the minimum number of shares had been held continuously for the past year). Even granting the Second Schwab Letter an interpretation most favorable to the Proponent it is dated November 4, 2011 and does not state the date as of which continuous ownership is being confirmed and therefore suffers from precisely the defect described in the letters summarized in this paragraph, and therefore fails to provide the proper ownership information required under Rule 14a-8(b).

As both the First Schwab Letter and Second Schwab Letter fail to state the date as of which ownership is verified or the length of the period over which continuous ownership was maintained and list purchase and sale transactions in Fund shares, the First Schwab Letter and Second Schwab Letter are akin to brokerage statements, which the Staff has repeatedly stated is insufficient proof of the requisite stock ownership under Rule 14a-8(b)(1). See, e.g., *General Motors Corporation* (April 5, 2007) (account summary insufficient verification of continuous ownership); *General Electric Company* (January 16, 2007) (brokerage statement insufficient to prove continuous ownership); *AT&T Corp.* (January 24, 2001) (stockholder's own statements regarding continuous beneficial ownership insufficient, even when coupled with brokerage statements).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, the Fund believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by the Fund.

For the reasons summarized above, the Fund has concluded that the Proposal is excludable under Rule 14a-8(b)(1) and Rule 14a-8(f)(1).

B. The Fund May Exclude the Proposal Pursuant to Rule 14a-8(i)(8)(i) Because the Proposal Would Disqualify Trustees Nominated by the Board of Trustees to Stand for Reelection at the Annual Meeting.

Rule 14a-8(i)(8)(i), as recently amended by Exchange Act Release No. 34-62764 (August 25, 2010) (the "2010 Release"), permits the Fund to exclude a shareholder proposal from its Proxy Materials if the proposal "would disqualify a nominee who is standing for election." Describing the predecessor Rule to Rule 14a-8(i)(8), the Commission has stated that "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections ... since other proxy rules ... are applicable thereto." Exchange Act Release No. 12598 (July 7, 1976). To that end, the Staff of the Commission has repeatedly determined that proposals that would disqualify nominees for election at the annual meeting and/or incumbent directors whose terms continue beyond the annual meeting may be excluded.

As explained in the 2010 Release, the recent amendment to Rule 14a-8(i)(8) "was not intended to change the staff's prior interpretations or limit the application of the exclusion" but rather was intended to "codify certain prior staff interpretations with respect to the types of proposals that would continue to be excludable" and "provide more clarity to companies and shareholders regarding the application of the exclusion."

The Proposal seeks to adopt a resolution calling on the Board of Trustees to amend the Fund's By-Laws in order to bar any nominee for Trustee who is, disregarding any role as a Trustee of the Fund, "a trustee or director of more than two (2) other investment companies registered under the Investment Company Act of 1940, as amended." Currently, each of the existing Trustees of the Fund, including those Trustees who have been nominated by the Board of Trustees to stand for reelection at the Annual Meeting, serves as trustee or director of more than two other investment companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Therefore, if the proposed By-Laws amendment were adopted, the nominees of the Board of Trustees would be ineligible to stand for reelection.

In *Washington Mutual, Inc.* (February 20, 2007) the Staff concurred that a shareholder proposal calling on the board to amend the company's by-laws to implement requirements for board independence could be excluded "to the extent it could, if implemented, disqualify nominees for director at the upcoming annual meeting." The fact that the Proposal is drafted to call upon the Board of Trustees to amend the Fund's By-Laws does not render it permissible under Rule 14a-8(i)(8). In considering similar proposals, the Staff has repeatedly determined that if the requested by-laws amendment or other requested board action, if implemented, would have the effect of either disqualifying previously elected directors from completing their terms or disqualifying nominees for election at the upcoming shareholder meeting, such proposals may be excluded pursuant to Rule 14a-8(i)(8). *See Peabody Energy Corp.* (March 4, 2005) (proposal to require board to adopt a policy of nominating "independent directors" which would constitute two-thirds of the board); *Raytheon Co.* (March 9, 1999) (proposal requesting board to take actions to require the election of directors annually with a seventy percent majority of independent directors); *General Dynamics Corp.* (March 25, 1992) (proposal requesting board amend by-laws to provide for board to consist of majority of "independent directors"); *Tribune Co.* (March 7, 1991) (proposal to recommend board amend by-laws to implement independence requirements).

The Staff has generally advised that the defects in such proposals could be cured only if the proposal were structured so as to not disqualify incumbent directors and would apply only to nominees for director at meetings subsequent to the annual meeting in question. The Proposal applies to all nominees for Trustee and therefore, if implemented, would disqualify each of current Trustees who have been nominated by the Board of Trustees to stand for reelection at the Annual Meeting from being elected at the Annual Meeting. Therefore, the Fund believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8)(i).

C. The Fund May Exclude the Proposal Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Trustees Nominated by the Board of Trustees to Stand for Reelection at the Annual Meeting.

The Proposal is excludable pursuant to Rule 14a-8(i)(8)(iii), as recently amended by the 2010 Release, which permits the exclusion of a shareholder proposal that "questions the competence, business judgment, or character of one or more nominees or directors." Exchange Act Release No. 34-56914 (January 10, 2008) noted that the Staff has taken the position that a proposal would be subject to exclusion under Rule 14a-8(i)(8) if the proposal "could have the effect of, or proposes a procedure that could have the effect of .. . questioning the competence or business judgment of one or more directors." As discussed above, the 2010 Release explained that the recent amendment to Rule 14a-8(i)(8) "was not intended to change the staff's prior interpretations or limit the application of the exclusion" but rather was intended to "codify certain prior staff interpretations with respect to the types of proposals that would continue to be excludable" and "provide more clarity to companies and shareholders regarding the application of the exclusion."

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8)(iii) where the proposal, together with the supporting statement, questions the competence, business judgment or character of directors. See *Rite Aid Corp.* (April 1, 2011) (concurring with the exclusion of a shareholder proposal to prohibit nomination of any non-executive board member who has "had any financial or business dealings ... with any member of senior management or the Company" because the supporting statement "appear[ed] to question the business judgment of board members" expected to stand for reelection); *Marriott International, Inc.* (March 12, 2010) (shareholder proposal criticizing suitability of members of the board of directors to serve, and such members were expected to be nominated by the company for election at the upcoming annual meeting of shareholders); *Brocade Communication Systems, Inc.* (January 31, 2007) (shareholder proposal criticizing directors who ignore certain shareholder votes was excludable); *Exxon Mobil Corp.* (March 20, 2002) (shareholder proposal condemning the chief executive officer for causing "reputational harm" to the company and for "destroying shareholder value" was excludable); *AT&T Corp.* (February 13, 2001) (shareholder proposal criticizing the board chairman, who was the chief executive officer, for company performance was excludable); *Honeywell International Inc.* (March 2, 2000) (shareholder proposal making directors who fail to enact resolutions adopted by shareholders ineligible for election was excludable); *Black & Decker Corp.* (January 21, 1997) (allowing exclusion of a proposal under the predecessor to Rule 14a-8(i)(8) that questioned the independence of board members where contentions in the supporting statement questioned the business judgment, competence and service of a chief executive officer standing for reelection to the board).

Like the proposals and supporting statements in the foregoing no-action letters, the supporting statement section of the Proposal explicitly criticizes the business judgment, competence and service of the existing Trustees and questions their suitability to serve on the Fund's Board of Trustees. Examples of such statements include: (i) "Trustees put Guggenheim's interests above ours," (ii) "Trustees have little interest in the Fund's investment performance or our interests as shareholders" and (iii) "[t]he Fund's poor performance is due to mismanagement and inaction by our Trustees." Such statements clearly question the competence, business judgment and/or character of the Trustees. Certain of the current Trustees have been nominated by the Board of Trustees to stand for reelection at the Annual Meeting. Accordingly, the Proposal is excludable from the 2012 proxy materials pursuant to Rule 14a-8(i)(8)(iii).

In the 2010 Release, the Commission reiterated that "companies should have the right to exclude proposals related to particular elections and nominations for director from company proxy materials where those proposals would result in an election contest between company and shareholder nominees without the important protections provided for in the proxy rules." Prior to the Fund's 2011 annual meeting of shareholders, a Fund shareholder who is an associate of the Proponent informed the Fund of his intent to nominate the Proponent for election as a Trustee of the Fund at the 2011 annual meeting. The shareholder did not solicit votes of other shareholders and did not formally put forth such nomination at the 2011 annual meeting. However, the shareholder has indicated to the Fund his intention to nominate the Proponent for election as a Trustee at the upcoming Annual Meeting. Provided that the Fund receives formal notice of such nomination in compliance with the advance notice provisions of the Fund's By-Laws, the Proponent may be nominated to stand for election at the Annual Meeting. The proper manner for the Proponent to advance his candidacy for election as a Trustee is through a proxy statement delivered to shareholders of the Fund and filed with the Commission in accordance with applicable proxy rules. The Fund believes that the Proponent intends the Proposal and the supporting statement to serve as a disguised means to utilize a Rule 14a-8 proposal to further his candidacy for election as a Trustee in an impermissible manner, without complying with the proxy rules applicable to proxy contests that provide important shareholder protections and without incurring the expenses associated with a proxy contest. Accordingly, the Proposal "relates to a nomination or an election for membership on the company's board" and is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(8).

For the reasons summarized above, the Fund has concluded that the Proposal is excludable under Rule 14a-8(i)(8)(iii).

D. The Fund May Exclude the Proposal Pursuant to Rule 14a-8(i)(3) in Violation of Rule 14a-9, Because it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and related supporting statement from its proxy materials if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials."

The supporting statement contains statements that impugn the character, integrity, and reputation of the Trustees and of management of the Fund, in violation of Note (b) to Rule 14a-9, which specifies that material may be misleading "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Therefore, the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

The Staff has concurred that a company may properly exclude entire shareholder proposals and supporting statements if they contain false and misleading statements or omit material facts necessary to make such statements not false and misleading. *See Entergy Corp.* (February 14, 2007) (permitting exclusion of entire proposal which contained false and misleading statements relating to management and the board); *The Swiss Helvetia Fund, Inc.* (April 3, 2001) (permitting exclusion of entire proposal due to unsupported statements suggesting that directors may have violated, or may choose to violate, their fiduciary duties); and *General Magic Inc.* (May 1, 2000) (permitting exclusion of proposal relating to change of name of company which contained false and misleading statements). According to Section B.4 of Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB No. 14B"), the Staff "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." As discussed below, the Fund believes that the entire Proposal should be excluded pursuant to Rule 14a-8(i)(3) as materially false and misleading in violation of Rule 14a-9.

The supporting statement contains several statements that impugn the character, integrity, and reputation of the Trustees and of management of the Fund. For example, paragraph 3 discusses the Trustees' service on multiple funds in the Guggenheim Funds fund complex and asks "Should it come as a surprise to you that our Trustees put Guggenheim's interests above ours?" These statements call into question the independence of the Trustees and their ability to exercise their business judgment and discharge their fiduciary duties. The Proponent's characterization that the Fund's current Trustees are not independent from management and therefore unable to consider matters objectively and to take actions in the best interest of shareholders is baseless, blatantly false, and misleading. Each of the current Trustees of the Fund does not have, and has not had, any management positions with the Fund, its investment adviser or its investment sub-adviser. None of the current Trustees is an "interested person" of the Fund as defined in Section 2(a)(19) of the 1940 Act and each is "independent" according to the definition of "independent director" under the New York Stock Exchange ("NYSE") listing standards. Accordingly, any and all statements that imply that the Trustees are not independent or that are designed to question their objectivity, are false and are in direct violation of Note (b) to Rule 14a-9.

Similarly, the supporting statement states that "our Trustees have little interest in the Fund's investment performance or our interests as shareholders" and alleges that Fund management "continues to subordinate shareholders' interests to its own personal interests." The Proponent's assertions effectively allege that the Trustees and management of the Fund have failed to discharge their fiduciary duties. The Proponent has no factual basis from which to discover or evaluate such an assertion. Such allegations of improper conduct are entirely conclusory, self-serving and are made without any factual support whatsoever. Such statements therefore are in direct violation of Note (b) to Rule 14a-9.

The supporting statement includes other statements that are materially false or misleading. For example, the statement that "each receives not less than $212,125 in annual compensation (except our two new Trustees whose compensation only reflects a partial year)" is misleading because a shareholder may conclude that the Trustees are paid such amounts by the Fund, when in fact such figure reflects the aggregate compensation to a Trustee paid by all funds in the Guggenheim Funds fund complex. The statement that "[Guggenheim Funds Investment Advisors, LLC], as the Fund's investment advisor, is responsible for the investment performance, per GGE's shareholder-approved investment advisory contract" is false and misleading because it suggests that Guggenheim Funds Investment Advisers, LLC is responsible for the management of the Fund's investment portfolio. As clearly disclosed in the Fund's initial offering documents and subsequent shareholder communications, the Fund utilizes an investment adviser and investment sub-adviser management structure. The Fund's investment sub-adviser is responsible for day-to-day management of the Fund's investments and is overseen by Guggenheim Funds Investment Advisors, LLC.

For the reasons summarized above, the Fund has concluded that the Proposal is excludable under Rule 14a-8(i)(3), because it contains false and misleading statements in violation of Rule 14a-9, including statements that impugn the character, integrity and reputation of the Fund's Trustees and management and allege improper conduct by the Fund's Trustees and management without factual foundation.

IV. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Fund excludes the Proposal from its Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Fund's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (212) 735-3406.

Very truly yours,

Michael K. Hoffman
Skadden, Arps, Slate, Meagher & Flom LLP

cc: Kevin M. Robinson
Chief Executive Officer and Chief Legal Officer

Luke E. Sims

Exhibit A

Luke E. Sims

3562 N. Lake Drive

Shorewood, WI 53211

October 19, 2011

BY E-MAIL AND REGULAR FIRST CLASS U. S. MAIL

Mr. Kevin Robinson

President and Chief Executive Officer

Guggenheim Enhanced Equity Strategy Fund

2455 Corporate West Drive

Lisle, IL 60532

Re: Guggenheim Enchanced Equity Strategy Fund ("GGE" or the "Fund")

Dear Mr. Robinson:

I intend to make the enclosed shareholder proposal ("Proposal") at the Fund's next annual meeting of shareholders currently planned for April 2012 ("2012 Annual Meeting"). This Proposal is being submitted pursuant to SEC Rule 14a-8. My statement in support of the Proposal is also included.

Also enclosed is a certificate from Charles Schwab & Co., Inc. confirming that (i) I am the current beneficial owner of more than Two Thousand Dollars ($2,000) in market value of GGE shares and (ii) that I have continuously been the beneficial owner of such shares for more than one (1) year. I intend to maintain beneficial ownership of more than $2,000 in market value of GGE shares from today's date through the date of the 2012 Annual Meeting. The foregoing satisfies the ownership requirements of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please let me know.

Very truly yours,

Luke E. Sims

Cc: Enc.

David C. Sims

PROPOSAL:

RESOLVED, that the shareholders of Guggenheim Enhanced Equity Strategy Fund ("GGE" or "Trust") hereby request that the Board of Trustees amend the By-laws to add a new Section 2.5 reading as follows: "Section 2.5. Independence of Trustees. Disregarding any role as a Trustee of the Trust, each nominee for Trustee shall not be a trustee or director of more than two (2) other investment companies registered under the Investment Company Act of 1940, as amended."

SUPPORTING STATEMENT:

Fellow Shareholders:

Fund performance has been dismal, cratering Fund net assets to less than $100 million from $1.0 billion in 2008. Since its inception in 2004, the GGE share price (adjusted for its reverse stock split) has fallen approximately 85%.

The current Trustees are responsible for this debacle; Guggenheim Funds Investment Advisors, LLC ("Guggenheim") led the Fund to the massive loss. The Trustees are responsible for overseeing the Fund. Guggenheim, as the Fund's investment advisor, is responsible for the investment performance, per GGE's shareholder-approved investment advisory contract.

The Fund's poor performance is due to mismanagement and inaction by our Trustees. Some facts to bear in mind:

1. The Fund has a 1-star rating from Morningstar, the lowest possible rating. This reflects the Fund's abysmal investment performance.

2. Fund shares trade at a significant discount from net asset value ("NAV"). Despite having authority to repurchase GGE shares at a significant discount from NAV (thus benefiting shareholders), our Trustees have never exercised this authority. Rather than directly reducing the discount by repurchasing shares at a discount to NAV, Trustees have implemented a higher distribution policy, hoping to reduce the discount indirectly (and, to date, unsuccessfully).

3. Each of our Trustees is also a trustee or director of not less than 48 other Guggenheim funds, and each receives not less than $272,125 in annual compensation (except our two new Trustees whose compensation only reflects a partial year). Should it come as a surprise to you that our Trustees put Guggenheim's interests above ours?

4. Fund Trustees have zero or minimal ownership in Fund shares. Per Securities and Exchange Commission filings, our Trustees own, in the aggregate, less than 1,000 Fund shares, with a market value of less than $15,000. Three (3) trustees own absolutely no shares. Without "skin in the game", it isn't surprising that our Trustees have little interest in the Fund's investment performance or our interests as shareholders.

This proposal seeks to create truly independent Trustees. We deserve Trustees who put our interests as shareholders first and foremost. Unless we have Trustees who are looking out for shareholders, our Fund is likely to continue to suffer from poor investment performance and from management that continues to subordinate shareholders' interests to its own personal interests.

Luke E. Sims

October 10, 2011

#####################

charles SCHWAB

October 13, 2011

Account #: ****-*539
Questions: (877)589-0790 ex 48148

Luke Sims
c/o Sims Capital Management Llc
205 E Wisconsin Ave Ste 120
Milwaukee, WI 53202

Continuous Ownership

Dear Luke Sims,

Please accept this letter as verification of continuous ownership for the following securities:

Claymore Div & Income, Cusip 18385J105
02/16/10 Buy 1000.00shares $12,988.95
03/30/10 Buy 1800.00shares $25,280.95
04/09/10 Buy 2400.00shares $34,202.37
04/09/10 Buy 2100.00shares $29,929.18

12/16/10 Sell 1100.00shares $16,123.55
12/16/10 Sell 200.00shares $ 2,931.35
12/16/10 Sell 1700.00shares $24,899.51
12/16/10 Sell 33.00shares $ 483.29
12/16/10 Sell 1967.00shares $28,807.26

03/07/11 Buy 300.00shares $ 4,727.39
03/07/11 Buy 700.00shares $11,032.26
03/07/11 Buy 1200.00shares $18,905.37
03/07/11 Buy 800.00shares $12,602.78

Name Change from Claymore Div & Income to Guggenheim Enhanced
05/16/11 5300.00 shares

(Continued on Next Page)

©2011 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 10/11 SGC31322-18

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only and is not an official record. All expressions of opinion directly or indirectly are subject to change without notice. For tax purposes, please refer to your account statements and confirmations as this information is not intended to be a substitute for specific individualized tax, legal or investment planning advice. Where specific advice is necessary or appropriate, Schwab recommends consultation with a qualified tax advisor, CPA, Financial Planner or Investment Manager.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)589-0790 ex 48148.

Sincerely,

Brendan Mcvoy
SOS Den Team B
9401 E. Panorama Cir
Englewood, CO 80112

©2011 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 10/11 SGC31322-16

Exhibit B

Guggenheim Enhanced Equity Strategy Fund
2455 Corporate West Drive
Lisle, Illinois 60532

November 1, 2011

BY FEDERAL EXPRESS

Mr. Luke E. Sims
3562 N. Lake Drive
Shorewood, Wisconsin 53211

RE: Notice of Deficiency

Dear Mr. Sims:

I am writing to acknowledge receipt on October 20, 2011 of your shareholder proposal (the "Proposal") submitted to Guggenheim Enhanced Equity Strategy Fund (the "Fund") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Fund's proxy materials for the 2012 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of the Fund's common shares for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of common shares through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of the Fund's common shares. Please provide a written statement from the record holder of your common shares verifying that, on the date you submitted the Proposal, you had beneficially held the requisite number of the Fund's common shares continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of the Fund's common shares, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. The Fund reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Kevin M. Robinson
Chief Executive Officer and
Chief Legal Officer

cc: Michael K. Hoffman
Skadden, Arps, Slate, Meagher & Flom LLP

Enclosure

EXHIBIT A

Rule 14a-8

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or

eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

Luke Sims

From: Luke Sims
Sent: Monday, November 14, 2011 11:10 AM
To: 'Kevin.Robinson@guggenheimfunds.com'
Cc: David Sims
Subject: Schwab confirmation re: Luke E. Sims beneficial ownership of GGE shares
Attachments: IMG.pdf

Mr. Robinson: Attached is the confirmation from Chas. Schwab re: my beneficial ownership of GGE shares. As of October 19, 2011 I beneficially owned 5,300 shares, and have held the requisite dollar value of GGE shares for more than the required time period.

If you have any further questions/comments, please advise.

Luke E. Sims
3562 N. Lake Drive
Shorewood, WI 53211

(C): 414/530-5680

SCHWAB

November 4, 2011

Account #: ****-*539
Questions: (877)589-0790 ex 48148

Luke Sims
c/o Sims Capital Management Llc
205 E Wisconsin Ave Ste 120
Milwaukee, WI 53202

Verification of Ownership of Guggenheim Enhanced (GGE)

Dear Luke Sims,

Please accept this letter as verification of continuous ownership for the following securities:
Claymore Div & Income, Cusip 18385J105
02/16/10 Buy 1000.00shares $12,988.95
03/30/10 Buy 1800.00shares $25,280.95
04/09/10 Buy 2400.00shares $34,202.37
04/09/10 Buy 2100.00shares $29,929.18
12/16/10 Sell 1100.00shares $16,123.55
12/16/10 Sell 200.00shares $ 2,931.35
12/16/10 Sell 1700.00shares $24,899.51
12/16/10 Sell 33.00shares $ 483.29
12/16/10 Sell 1967.00shares $28,807.26
03/07/11 Buy 300.00shares $ 4,727.39
03/07/11 Buy 700.00shares $11,032.26
03/07/11 Buy 1200.00shares $18.905.37
03/07/11 Buy 800.00shares $12.602.78
Name Change from Claymore Div & Income to Guggenheim Enhanced
05/16/11 5300.00 shares
As of close of business on 10/19/2011: 5,300.00 shares $79,606.00
As of close of business on 11/03/2011: 5,300.00 shares $82,892.00

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only and is not an official record. All expressions of opinion directly or indirectly are subject to change without notice. For tax purposes, please refer to your account statements and confirmations as this information is not intended to be a substitute for specific individualized tax, legal or investment planning advice. Where specific advice is necessary or appropriate, Schwab recommends consultation with a qualified tax advisor, CPA, Financial Planner or Investment Manager.

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©2011 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 11/11 SGC31322-18

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)589-0790 ex 48148.

Sincerely,

Brendan Mcvoy

Brendan Mcvoy
SOS Den Team B
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©2011 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 11/11 SGC31322-18